UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of
                   1934 (Amendment No. ________ )*


                         EP MedSystems, Inc.
                      -------------------------
                          (Name of Issuer)

                         Common Stock
                     --------------------------
                    (Title of Class of Securities)

                         26881-P-103
                     ----------------------------
                        (CUSIP Number)

Check  the  following  box  if a fee  is  being  paid
with  this statement   X.    (A  fee is not required
only  if  the  filing person:    (1)  has  a  previous
statement  on  file   reporting beneficial  ownership
of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26881-P-103         13G     Page 2 of 4 Pages

1  NAME OF REPORTING PERSON       Anthony J. Varrichio
   S.S. OR I.R.S.  ID NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a)
   GROUP                                           (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION         United States
                                                Citizen


   NUMBER OF   5  SOLE VOTING POWER SHARES     -0-  shares

BENEFICIALLY   6  SHARED VOTING POWER       521,000 shares
  OWNED BY     7  SOLE DISPOSITIVE POWER       -0-  shares
  EACH
  REPORTING    8  SHARED DISPOSITIVE POWER   521,000 shares
  PERSON
  WITH

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                    521,000 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
    (9) EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN    6.8%
    ROW 9

12  TYPE OF REPORTING PERSON                    IN





CUSIP No. 26881-P-103         13G       Page 3 of 4 Pages

                      GENERAL INSTRUCTIONS

     A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.


     B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.


     C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every
     item.   If  an  item  is inapplicable or the answer is in
     the  negative, so state.


ITEM 1.
  (a)  Name of Issuer                       EP MedSystems,
Inc.
  (b)  Address of Issuer's Principal Executive Offices
                                             58 Route 46 West,
                                             Budd Lake, NJ
                                             07828

ITEM 2.
  (a)  Name of Person Filing               Anthony J.Varrichio

  (b)  Address of Principal Business Office
                                            58 Route 46 West,
                                            Budd Lake, NJ 07828
  (c)  Citizenship                          United States Citizen
  (d)  Title of Class of Securities         Common Stock
  (e)  CUSIP Number                         26881-P-103

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
     OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     Not Applicable

ITEM 4.  OWNERSHIP
     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned             521,000 shares
(b)  Percent of Class                            6.8%
(c)  Number of shares as to which such person has:
   (i) sole power to vote or to direct the vote
               -0- shares
   (ii) shares power to vote or to direct the vote
               521,000 shares
   (iii) sole power to dispose or to direct the disposition of
               -0- shares
 (iv) shared power to dispose or to direct the disposition of
               521,000 shares

Instruction: For computations regarding securities which represent a right to acquire an underlying security see
     Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     If this statement is being filed to report the fact that
     as of the date hereof the reporting person has ceased to
     be the beneficial owner of more than five percent of the
     class of securities, check the following      .

         Not applicable

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
     ANOTHER PERSON

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
     WHICH ACQUIRED THE SECURITY BEING  REPORTED ON BY THE
     PARENT HOLDING COMPANY

          Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP


          Not applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
          Not applicable

ITEM 10.  CERTIFICATION

     The following certification shall be included if the statement if filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                           SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 1997
                                        -------------------
                                        Date

                                       /s/ Anthony J. Varrichio
                                       -----------------------
                                       Signature

                                       Anthony J. Varrichio
                                       ---------------------
                                       Name